UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*



HD Supply Holdings, Inc.
 (Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


40416M105
(CUSIP Number)


December 31, 2013
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 40416M105

13G

Page 2 of 8 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital Integral Investors 2006, LLC
       EIN No.:   20-4345223

2.
                                                                 (a)		[ x ]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (b)		[   ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.

SOLE VOTING POWER

36,471,875 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

36,471,875 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,471,875 Shares


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.99%


12.

TYPE OF REPORTING PERSON
              PN

Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule
13G relates is HD Supply Holdings, Inc. (the "Company").

Item 1(b). 	Address of Issuer's Principal Executive Offices
       The principal executive offices of the Company are located at 3100 Cumberland Boulevard, Suite 1480, Atlanta,
Georgia 30339.

Item 2(a).	Name of Person Filing
       This statement is being filed on behalf of Bain Capital
Integral Investors 2006, LLC, a Delaware limited liability company ("Integral Investors").

       Bain Capital Investors, LLC, a Delaware limited liability company ("BCI"), is the administrative member Integral Investors.

Item 2(b).	Address of Principal Business Office or,
if none, Residence
       The principal business address of each of Integral
Investors and BCI is John Hancock Tower,
200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship
       Each of Integral Investors and BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is 40416M105.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ] An investment adviser in accordance with
Section 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) [  ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  	[  ]  If this statement is filed pursuant to
	Section 240.13d-1(c), check this box.

Item 4.	Ownership
Item 4(a).  Amount beneficially owned
       This Schedule 13G is being filed on behalf of Integral
Investors. As of December 31, 2013, Integral Investors holds
36,471,875 shares of Common Stock of the Company, representing
18.99% of the Company's outstanding shares of Common Stock. The percentage of Common Stock held by Integral Investors is based on 192,080,428 shares of Common Stock of the Company outstanding as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on December 9, 2013.
Integral Investors is party to the Second Amended and Restated Stockholders Agreement, dated as of September 21, 2007 (as amended by the Amendment thereto, dated as of July 2, 2013 and the Second Amendment thereto, dated as of November 13, 2013, the "Stockholders Agreement") with Clayton, Dubilier & Rice Fund
VII, L.P., CD&R Parallel Fund VII, L.P., Clayton, Dubilier &
Rice Fund VII (Co-Investment), L.P., Carlyle Partners V, L.P.,
Carlyle Partners V-A, L.P., CP V Coinvestment A, L.P., CP V
Coinvestment B, L.P., THD Holdings, LLC and the other stockholders party thereto. The Stockholders Agreement requires the stockholders party thereto to vote their shares of Common Stock of the Issuer for directors that are designated in accordance with the provisions set forth therein. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2013, based on publicly available information, such persons collectively own 125,690,622 shares of Common Stock, or 65.4% of the outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such reporting Person.

Item 4(b).  Percent of Class
See Item 4(a) hereof.
Item 4(c).  Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
       Integral Investors	36,471,875


(ii) shared power to vote or to direct the vote:   0
(iii) sole power to dispose or to direct the disposition of:
       Integral Investors	36,471,875

(iv) shared power to dispose or to direct the disposition of:   0
Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
        Not Applicable.
Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:
       Not Applicable.
Item 8.	Identification and Classification of Members of the Group
       See Item 4(a) above.
Item 9.	Notice of Dissolution of Group
       Not Applicable.
Item 10. Certification
	Not Applicable

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  February 14, 2014



       BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC
       By:  Bain Capital Investors, LLC,
       its administrative member,



			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director






























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